FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

March 3, 2008

Commission File Number 001-16125

Advanced Semiconductor Engineering, Inc.
( Exact name of Registrant as specified in its charter)

26 Chin Third Road Nantze Export Processing Zone Kaoshiung, Taiwan Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
Not applicable

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ADVANCED SEMICONDUCTOR ENGINEERING, INC.

Date: March 3, 2008 By:	/s/ Joseph Tung
Name:	Joseph Tung
Title:	Chief Financial Officer

(Company Registration No: 76027628) (Incorporated in the Republic Of China, Taiwan)

March 3, 2008

ASE Inc. Enters Into NT$24,750 Million Syndicated Loan Agreement For The Proposed Acquisition of ASE Test Limited

Taipei, Taiwan, R.O.C., March 3, 2008 – Advanced Semiconductor Engineering, Inc. (NYSE: ASX, TAIEX: 2311, “ASE Inc.”) today announced that it has entered into a syndicated loan agreement with a banking syndicate led by Citibank, N.A., Taipei Branch (“Citibank”) for a NT$24,750 million term loan facility.  Subject to the terms and conditions of the syndicated loan agreement, the facility may be drawn by ASE Inc. on or prior to June 3, 2008 to finance a portion of the consideration for the proposed acquisition by ASE Inc. of the outstanding ordinary shares of ASE Test Limited, a majority-owned subsidiary of ASE Inc. (NASDAQ: ASTSF, TAIEX: 9101, “ASE Test”), held by ASE Test shareholders other than ASE Inc. and its subsidiaries, by way of a scheme of arrangement under Singapore law (the “Scheme”).

In connection with the Scheme, ASE Inc. and ASE Test jointly filed a transaction statement on Schedule 13E-3 (the “Schedule 13E-3”) with the U.S. Securities and Exchange Commission (the “SEC”) on January 4, 2008, and amended the Schedule 13E-3 on January 14, 2008.  The Schedule 13E-3 includes the draft disclosure document to be sent to shareholders of ASE Test as an exhibit thereto, which contains important information regarding the Scheme.  An English translation of the syndicated loan agreement is expected to be included in the next amendment to the Schedule 13E-3 filed with the SEC.

About ASE Inc.

ASE Inc. is one of the world's largest independent provider of integrated circuit (“IC”) packaging services and, together with its majority-owned subsidiary ASE Test Limited (NASDAQ: ASTSF), the world's largest independent provider of IC testing services, including front-end engineering test, wafer probe and final test services. ASE Inc. currently has approximately more than 200 international customers.  With advanced technological capabilities and a global presence spanning Taiwan, Korea, Japan, Singapore, Malaysia and the United States, ASE Inc. has established a reputation for reliable, high quality products and services. For more information, visit our website at http://www.aseglobal.com.

The common shares of ASE Inc. are listed on the Taiwan Stock Exchange under the symbol “2311”.  The American Depository Receipts of ASE Inc. are listed on the New York Stock Exchange under the symbol “ASX”.

The directors of ASE Inc. (including any director who may have delegated detailed supervision of this press release) have taken all reasonable care to ensure that the facts stated and opinions expressed in

(Company Registration No: 76027628) (Incorporated in the Republic Of China, Taiwan)

this press release are fair or accurate and that no material facts have been omitted from this press release and they jointly and severally accept responsibility accordingly.  Where any information has been extracted from published or publicly available sources the sole responsibility of the directors of ASE Inc. has been to ensure, through reasonable enquiries, that such information is accurately extracted from such sources or, as the case may be, reflected or reproduced in this press release.

Forward-Looking Statements

All statements other than statements of historical facts included in this press release are or may be forward looking statements.  Forward-looking statements include but are not limited to those using words such as "seek", "expect", "anticipate", "estimate", "believe", "intend", "project", "plan", "strategy", "forecast" and similar expressions or future or conditional verbs such as "will", "would", "should", "could", "may" and "might".  These statements reflect ASE Inc.'s current expectations, beliefs, hopes, intentions or strategies regarding the future and assumptions in light of currently available information.  Such forward-looking statements are not guarantees of future performance or events and involve known and unknown risks and uncertainties.  Accordingly, actual results may differ materially from those described in such forward-looking statements.  Shareholders and investors should not place undue reliance on such forward-looking statements, and ASE Inc. undertakes no obligation to update publicly or revise any forward-looking statements.

For further information please contact:

Freddie Liu (Vice President)
Tel: +8862-8780-5489